EXHIBIT (a)(9)

NEWS RELEASE
                         [Fort James Logo appears here]

                                         FORT JAMES CORPORATION
                                         POST OFFICE BOX 89
                                         DEERFIELD, ILLINOIS 60015

                                         CONTACT:
                                         CELESTE GUNTER, FINANCIAL  847.317.5355
                                         MARK LINDLEY, MEDIA        847.317.5280


                FORT JAMES REPORTS THIRD QUARTER 2000 RESULTS

      DEERFIELD, IL., October 26, 2000 - Fort James Corporation today reported third quarter 2000 net income of $104.8 million, or $0.51 per diluted share, compared to $325.1 million, or $1.47 per diluted share, reported in 1999. Net earnings, excluding unusual and non-recurring items, increased more than 19 percent to $131.6 million, or $0.64 per diluted share, in 2000 compared to $110.2 million, or $0.50 per diluted share, in 1999. Net sales for the third quarter increased to $1,796.2 million versus $1,739.3 million in 1999. Excluding the effects of currency translation and divested operations, net sales increased more than 8 percent. Third quarter income from operations was $211.3 million compared to $181.6 million a year ago. Excluding unusual and non-recurring items, income from operations increased more than 18 percent to $254.2 million compared to $214.2 million in 1999. Significantly improved performance in all business segments except Tissue-Europe contributed to the stronger results.
      As previously reported, on July 17, 2000, Fort James and Georgia-Pacific Corporation announced the signing of a definitive merger agreement providing for Georgia-Pacific to acquire Fort James in a transaction valued at approximately $11 billion in cash, stock and assumed debt. It is anticipated that the merger will be completed in the fourth quarter of this year.

UNUSUAL AND NON-RECURRING ITEMS
      Third quarter 2000 cost of goods sold and selling and administrative expenses included unusual charges of $24.0 million ($14.8 million after taxes, or $0.07 per diluted share). These costs included accruals for the settlement of certain antitrust litigation claims related to the company's Tissue - North America business, as well as charges for legal fees and other costs associated with the pending merger. Additionally, the company recorded a non-recurring charge of $18.9 million ($12.0 million after taxes, or $0.06 per diluted share) in the "Restructure and other items" line on the income statement. This charge relates to the write-off of remaining notes receivable and accruals for contingent liabilities resulting from the bankruptcy of Crown Vantage Inc., which was spun-off from the company in 1995.
      Third quarter 1999 cost of goods sold and selling and administrative expenses included unusual charges of $46.0 million ($28.1 million after taxes, or $0.13 per diluted share) for severance costs associated

Page 2 - Fort James Reports Third Quarter 2000 Results          October 26, 2000



with a reduction-in-force program and accruals for litigation. Additionally, a non-recurring credit of $13.4 million ($12.0 million after taxes, or $0.06 per diluted share) was recorded in the "Restructure and other items" line. This credit resulted from the revision of estimates related to certain 1997 merger-related restructure accruals, partially offset by a write-down of notes receivable from Crown Vantage.

THIRD QUARTER RESULTS BY SEGMENT
      Sales for the TISSUE - NORTH AMERICA business increased 8 percent in the third quarter of 2000 to $1,026.6 million compared to $950.3 million a year ago. Income from operations was $191.9 million versus $125.6 million reported in the prior year. Excluding unusual items, income from operations increased 28 percent to $205.2 million compared to $160.3 million a year ago. The increase in income from operations was the result of improved pricing, volume growth and manufacturing cost reductions, partially offset by higher raw material costs. Distribution and warehousing costs were significantly lower than last year, with continued improvement from the first half of 2000, despite higher fuel costs.
      In the retail category, pricing was higher than the prior year, primarily due to list price increases implemented in the second quarter of 2000. Retail volumes increased more than 4 percent compared to the prior year, with significant gains in bath tissue and napkins, partially offset by lower towel volumes.
      In the away-from-home category, pricing was higher than in the third quarter of 1999, but decreased slightly compared to the second quarter of 2000. Volumes were approximately equal to those of the prior year.
      Third quarter sales and income from operations of the TISSUE - EUROPE business declined to $431.9 million and $27.6 million, respectively, compared to $452.1 million and $50.8 million in the prior year. The weakening of the European currencies against the U.S. dollar negatively affected sales and operating profits by approximately $55 million and $6 million, respectively, compared to last year's quarter. Third quarter 2000 operating profits were also negatively impacted by almost $40 million of continued fiber inflation, including the affect of currency movements, which was only partially offset by increased pricing. Finished goods sales volumes in the third quarter were slightly ahead of last year's quarter.
      Sales in the DIXIE business increased by more than 10 percent to $216.1 million, compared to $195.2 million in 1999. Third quarter income from operations was $30.0 million compared to $20.3 million a year ago. Excluding unusual items, income from operations increased more than 42 percent to $30.2 million compared to $21.2 million a year ago. The sales and profit improvements were driven by the combination of higher prices, which substantially offset higher plastic resin and other raw material costs, solid volume and mix gains and continued strong cost reduction benefits. Volumes increased by more than 4 percent in both the retail and foodservice categories, with notable volume gains reported in retail plates, and foodservice plastic cutlery and cups. In addition, successful new product introductions such as Winnie the Pooh bath


                                     -MORE-

Page 3 - Fort James Reports Third Quarter 2000 Results          October 26, 2000



cups and Rinse & ReUse disposable stoneware continued to enhance volume growth. During the quarter, Dixie launched PERFECTOUCH To-Go cups into the Retail channels, which targets commuters by combining the innovative PERFECTOUCH hot cup with lids, in the same package, for the first time.
      On October 2, 2000, Fort James completed the previously announced purchase of a plastic thermoforming plant in Sandusky, Ohio, from Whirley Industries, Inc. The plant, which produces plastic cups, lids and food containers, will provide Dixie with additional plastic, graphic design and printing capacity to fuel its growth, as well as providing an entry into key emerging segments such as plastic CarCups used for takeout by quick-service restaurants and convenience stores.
      Third quarter 2000 sales for the COMMUNICATIONS PAPERS AND FIBER businesses increased more than 14 percent to $239.9 million from $209.3 million a year ago. Income from operations was $10.9 million compared to $1.8 million in 1999. Excluding unusual items, income from operations increased to $11.1 million in the current quarter, compared to $3.9 million a year ago. The improved earnings were the result of significantly higher market pulp and uncoated freesheet prices. While uncoated freesheet prices were significantly higher than in 1999, they declined modestly compared to those of the second quarter of 2000.

OTHER ITEMS
      Interest expense increased to $58.3 million in the third quarter of 2000, compared to $53.6 million in 1999, largely due to higher interest costs on variable-rate borrowings. Third quarter other income of $4.8 million was higher than the $0.4 million posted in 1999, primarily due to foreign currency translation gains.
      For the first nine months of the year, cash provided by operations increased more than 19 percent, to $646.7 million in 2000, compared to $542.8 million in 1999. The increase was primarily due to lower investments in working capital.
      Pursuant to its $500 million stock buy-back program, the company purchased
9.4 million common shares at a cost of $198.9 million during 2000 and a total of
16.5 million common shares at a cost of $398.6 million since the inception of the program in August 1999. As a result of the pending acquisition of Fort James by Georgia-Pacific, the company has suspended execution of the balance of this program. In addition to the stock buy-back program, the company repaid more than $100 million of debt in 2000.

NINE MONTHS RESULTS
      For the first nine months of 2000, the company reported net income of $317.6 million, or $1.53 per diluted share, compared to $518.4 million, or $2.35 per diluted share, reported in 1999. Net earnings, excluding unusual and non-recurring items, were $338.8 million, or $1.63 per diluted share, in 2000 compared to $363.0 million, or $1.65 per diluted share, on the same basis in 1999.


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

Page 4 - Fort James Reports Third Quarter 2000 Results          October 26, 2000



COMMENT
      "We are gratified with the improvements being posted by most of our business segments," stated Miles Marsh, chairman and chief executive officer. "The margin squeeze that began last year appears to be losing its grip, and operating margins are now ahead of 1999 levels. Our September quarter is not only sequentially stronger, but represents our first year-over-year improvement in several quarters. In general, we've been able to continue posting solid volumes, while at the same time real progress has been made on recovering higher raw material costs. And our remedial efforts in transportation, distribution and warehousing costs are bearing significant fruit. With these improvements, we believe the company will be in solid shape for the coming merger with Georgia-Pacific."



      Fort James is a leading international consumer products company, serving consumers both at home and away-from-home with bathroom and facial tissue, paper towels, napkins, cups, plates, cutlery and food wrap products. The company's popular brands include QUILTED NORTHERN, SOFT `N GENTLE, BRAWNY, MARDI GRAS, SO-DRI, VANITY FAIR, and DIXIE in North America and LOTUS, OKAY, EMBO, COLHOGAR, TENDERLY, KITTENSOFT, DELICA AND DEMAK'UP in Europe. With 1999 sales of $6.8 billion, the company has approximately 50 manufacturing facilities principally located in the U.S., Canada and Europe.
      Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and company plans and objectives to differ materially from those projected. Such risks and uncertainties include, but are not limited to, general business and economic conditions; competitive pricing pressures for the company's products; the ability to successfully introduce new products; changes in raw material, energy and other costs; the ability to achieve net costs reductions; opportunities that may be presented to and pursued by the company; determinations by regulatory and governmental authorities; and other factors listed in Fort James Corporation's Securities and Exchange Commission filings, including its reports on Form 10K for the year ended December 26, 1999 and Form 10Q for the quarters ended March 26, 2000 and June 25, 2000.

                                    # # #

      COPIES OF TODAY'S NEWS RELEASE, ALONG WITH ADDITIONAL INFORMATION ON FORT JAMES, IS AVAILABLE, AT NO CHARGE, BY CALLING (888) 526 3711. YOU MAY ALSO ACCESS THE COMPANY'S WEB SITE AT INTERNET ADDRESS http://www.fortjames.com.
                                                  ------------------------


                                     -MORE-

                               FINANCIAL SUMMARY
                             FORT JAMES CORPORATION
                        FOR THE QUARTERS AND NINE MONTHS
                ENDED SEPTEMBER 24, 2000 AND SEPTEMBER 26, 1999

                                                                                       Quarter                Nine Months
                                                                                ---------------------     ---------------------
(IN MILLIONS, EXCEPT PER SHARE DATA)                                            2000 (a)     1999 (b)     2000 (c)     1999 (d)
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                       $1,796.2     $1,739.3     $5,229.4     $5,126.8
====================================================================================================================================
Income from operations                                                          $  211.3     $  181.6     $  632.9     $  671.3
        Adjusted for unusual and non-recurring items:
                Cost of goods sold                                                  12.5         17.8         12.5         17.8
                Selling and administrative expenses                                 11.5         28.2         11.5         28.2
                Restructure and other items                                         18.9        (13.4)        10.3        (14.5)
------------------------------------------------------------------------------------------------------------------------------------
Income from operations, before unusual and non-recurring items                  $  254.2     $  214.2     $  667.2     $  702.8
====================================================================================================================================
Net income                                                                      $  104.8     $  325.1     $  317.6     $  518.4
        Adjusted for unusual and non-recurring items, each net of taxes:
                Cost of goods sold                                                   7.7         10.9          7.7         10.9
                Selling and administrative expenses                                  7.1         17.2          7.1         17.2
                Restructure and other items                                         12.0        (12.0)         6.4        (12.7)
                Loss from discontinued operations                                     -           1.5           -           6.4
                Extraordinary items                                                   -        (232.5)          -        (199.3)
                Cumulative effect of a change in accounting principle                 -            -            -          22.1
------------------------------------------------------------------------------------------------------------------------------------
Net earnings, before unusual and non-recurring items                            $  131.6     $  110.2     $  338.8     $  363.0
====================================================================================================================================
Diluted earnings per share:
   Net income                                                                   $    0.51    $    1.47    $    1.53    $    2.35
        Adjusted for:
                Unusual items, net                                                   0.07         0.13         0.07         0.13
                Restructure and other items                                          0.06        (0.06)        0.03        (0.06)
                Discontinued operations                                               -           0.01          -           0.03
                Extraordinary items, net                                              -          (1.05)         -          (0.90)
                Cumulative effect of a change in accounting principle                 -            -            -           0.10
------------------------------------------------------------------------------------------------------------------------------------
   From earnings, before unusual and non-recurring items                        $    0.64    $    0.50    $    1.63    $    1.65
====================================================================================================================================

(a) Results for the third quarter of 2000 included unusual charges of $24.0 million ($14.8 million after taxes) for the settlement of certain antitrust litigation claims related to the company's Tissue - North America business as well as charges for legal and other costs associated with the pending merger. In addition, non-recurring charges of $18.9 million ($12.0 million after taxes) were recorded for the write-off of remaining notes receivable and accruals for contingent liabilities resulting from the bankruptcy of Crown Vantage, which was spun-off from the company in 1995.

(b) Results  for the third  quarter of 1999  included  unusual  charges of $46.0 million ($28.1 million after taxes) and non-recurring credits of $13.4 million ($12.0 million after taxes). In addition, net income included a loss from discontinued operations of $1.5 million and an extraordinary gain on the sale of the Packaging business of $232.5 million.

(c) Results for the first nine months of 2000 included unusual charges of $24.0 million ($14.8 million after taxes) for the settlement of certain antitrust litigation claims related to the company's Tissue - North America business as well as charges for legal and other costs associated with the pending merger. In addition, net non-recurring charges of $10.3 million ($6.4 million after taxes) were recorded for the write-off of remaining notes receivable and accruals for contingent liabilities resulting from the bankruptcy of Crown Vantage, which was spun-off from the company in 1995, partially offset by the settlement of 1999 Marathon divestiture liabilities on terms more favorable than anticipated.

(d) Results for the first nine months of 1999 included unusual charges of $46.0 million ($28.1 million after taxes) and non-recurring credits of $14.5 million ($12.7 million after taxes). In addition, net income included a loss from discontinued operations of $6.4 million, charges of $33.2 million for an extraordinary loss on early extinguishment of debt, $22.1 million for the cumulative effect of a change in accounting principle and $232.5 million for an extraordinary gain on the sale of the Packaging business.


                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             FORT JAMES CORPORATION
                        FOR THE QUARTERS AND NINE MONTHS
                ENDED SEPTEMBER 24, 2000 AND SEPTEMBER 26, 1999

                                                                                       Quarter                Nine Months
                                                                                ---------------------     ---------------------
(IN MILLIONS, EXCEPT PER SHARE DATA)                                            2000         1999         2000         1999
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                       $1,796.2     $1,739.3     $5,229.4     $5,126.8
Cost of goods sold                                                              (1,259.7)    (1,207.7)    (3,692.7)    (3,518.4)
Selling and administrative expenses                                               (306.3)      (363.4)      (893.5)      (951.6)
Restructure and other items                                                        (18.9)        13.4        (10.3)        14.5
------------------------------------------------------------------------------------------------------------------------------------
     Income from operations                                                        211.3        181.6        632.9        671.3
Interest expense                                                                   (58.3)       (53.6)      (173.9)      (175.5)
Other income, net                                                                    4.8          0.4         16.5         18.5
------------------------------------------------------------------------------------------------------------------------------------
     Income from continuing operations before income taxes,
            extraordinary items, and cumulative effect of a change
            in accounting principle                                                157.8        128.4        475.5        514.3
Income tax expense                                                                 (53.0)       (34.3)      (157.9)      (166.7)
------------------------------------------------------------------------------------------------------------------------------------
     Income from continuing operations before extraordinary
            items and cumulative effect of a change in accounting principle        104.8         94.1        317.6        347.6
Loss from discontinued operations, net of taxes                                       -          (1.5)          -          (6.4)
------------------------------------------------------------------------------------------------------------------------------------
     Income before extraordinary items and cumulative effect
            of a change in accounting principle                                    104.8         92.6        317.6        341.2
Extraordinary loss on early extinguishment of debt, net of taxes                      -            -            -         (33.2)
Extraordinary gain on sale of discontinued operations, net of taxes                   -         232.5           -         232.5
Cumulative effect of a change in accounting principle, net of taxes                   -            -            -         (22.1)
------------------------------------------------------------------------------------------------------------------------------------
            Net income                                                          $  104.8     $  325.1     $  317.6     $  518.4
====================================================================================================================================
Basic earnings per share:
     Income from continuing operations before extraordinary items
                and cumulative effect of a change in accounting principle       $    0.52    $    0.43    $    1.54    $    1.58
     Loss from discontinued operations, net of taxes                                  -          (0.01)         -          (0.03)
     Extraordinary loss on early extinguishment of debt, net of taxes                 -            -            -          (0.15)
     Extraordinary gain on sale of discontinued operations, net of taxes              -           1.06          -           1.06
     Cumulative effect of a change in accounting principle, net of taxes              -            -            -          (0.10)
------------------------------------------------------------------------------------------------------------------------------------
            Net income                                                          $    0.52    $    1.48    $    1.54    $    2.36
------------------------------------------------------------------------------------------------------------------------------------
        Weighted average common shares outstanding                                 204.0        219.2        206.5        219.4
====================================================================================================================================
Diluted earnings per share:
     Income from continuing operations before extraordinary items
            and cumulative effect of a change in accounting principle           $    0.51    $    0.43    $    1.53    $    1.58
     Loss from discontinued operations, net of taxes                                  -          (0.01)         -          (0.03)
     Extraordinary loss on early extinguishment of debt, net of taxes                 -            -            -          (0.15)
     Extraordinary gain on sale of discontinued operations, net of taxes              -           1.05          -           1.05
     Cumulative effect of a change in accounting principle, net of taxes              -            -            -          (0.10)
------------------------------------------------------------------------------------------------------------------------------------
            Net income                                                          $    0.51    $    1.47    $    1.53    $    2.35
------------------------------------------------------------------------------------------------------------------------------------
     Weighted average common shares and
             common share equivalents outstanding                                  205.1        220.2        207.1        220.5
====================================================================================================================================


                             SEGMENT INFORMATION (a)
                             Fort James Corporation

                                      Tissue
                            -------------------------                   Communications       Intercompany
                                North                                    Papers and              and
(in millions)                 America        Europe         Dixie          Fiber              Corporate           Total
------------------------------------------------------------------------------------------------------------------------------------
QUARTER ENDED SEPTEMBER 2000
Net sales                    $ 1,026.6     $ 431.9        $ 216.1        $ 239.9              $ (118.3)         $ 1,796.2
Intercompany sales                32.5         -              0.4           85.4                   -                118.3
Income from operations before
 restructure and other items (b) 191.9        27.6           30.0           10.9                 (30.2)             230.2
Restructure and other items       -            -              -              -                   (18.9)             (18.9)
------------------------------------------------------------------------------------------------------------------------------------
Income from operations           191.9        27.6           30.0           10.9                 (49.1)             211.3
Interest expense                   -           -              -              -                   (58.3)             (58.3)
Other income                       -           -              -              -                     4.8                4.8
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes (c) $ 191.9      $ 27.6         $ 30.0         $ 10.9              $ (102.6)           $ 157.8
====================================================================================================================================
QUARTER ENDED SEPTEMBER 1999
Net sales                      $ 950.3     $ 452.1        $ 195.2        $ 209.3               $ (67.6)         $ 1,739.3
Intercompany sales                24.2         -              0.8           42.6                   -                 67.6
Income from operations before
 restructure and other items (b) 125.6        50.8           20.3            1.8                 (30.3)             168.2
Restructure and other items        -           -              -              -                    13.4               13.4
------------------------------------------------------------------------------------------------------------------------------------
Income from operations           125.6        50.8           20.3            1.8                 (16.9)             181.6
Interest expense                   -           -              -              -                   (53.6)             (53.6)
Other income                       -           -              -              -                     0.4                0.4
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes (c) $ 125.6      $ 50.8         $ 20.3          $ 1.8               $ (70.1)           $ 128.4
====================================================================================================================================
NINE MONTHS ENDED SEPTEMBER 2000
Net sales                    $ 2,890.8   $ 1,315.4        $ 635.9        $ 703.9              $ (316.6)          $5,229.4
Intercompany sales                98.1         -              1.2          217.3                   -                316.6
Income from operations before
 restructure and other items (b) 508.1        81.1           86.7           35.4                 (68.1)             643.2
Restructure and other items        -           -              -              -                   (10.3)             (10.3)
------------------------------------------------------------------------------------------------------------------------------------
Income from operations           508.1        81.1           86.7           35.4                 (78.4)             632.9
Interest expense                   -           -              -              -                  (173.9)            (173.9)
Other income                       -           -              -              -                    16.5               16.5
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes (c) $ 508.1      $ 81.1         $ 86.7         $ 35.4              $ (235.8)           $ 475.5
====================================================================================================================================
Total assets                 $ 3,296.9   $ 1,973.1        $ 462.3        $ 574.5               $ 656.7          $ 6,963.5
====================================================================================================================================
NINE MONTHS ENDED SEPTEMBER 1999
Net sales                    $ 2,763.4   $ 1,374.3        $ 591.1        $ 606.2              $ (208.2)         $ 5,126.8
Intercompany sales                80.1         -              2.4          125.7                   -                208.2
Income from operations before
 restructure and other items (b) 501.2       169.3           78.2          (21.0)                (70.9)             656.8
Restructure and other items        -           -              -              -                    14.5               14.5
------------------------------------------------------------------------------------------------------------------------------------
Income from operations           501.2       169.3           78.2          (21.0)                (56.4)             671.3
Interest expense                   -           -              -             -                   (175.5)            (175.5)
Other income                       -           -              -             -                     18.5               18.5
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes (c) $ 501.2     $ 169.3         $ 78.2        $ (21.0)             $ (213.4)           $ 514.3
====================================================================================================================================
Total assets                 $ 3,020.3   $ 2,299.1        $ 420.2        $ 804.3               $ 732.5          $ 7,276.4
====================================================================================================================================

     (a) The companys measure of segment profitability is income from operations excluding corporate restructuring programs, merger-related activities and other corporate non-operating activities.

     (b) Third quarter and year-to date 2000 income from operations included unusual charges of $24.0 million for litigation accruals and legal fees and other costs, of which $12.5 million is included in cost of goods sold and $11.5 million is included in selling and administrative expenses. Third quarter and year-to-date 1999 income from operations included unusual charges of $46.0 million for severance and litigation accruals, of which $17.8 million was included in cost of goods sold and $28.2 million was included in selling and administrative expenses. Details by segment are as follows:


                                                                   Income From Operations Excluding Unusual Items
                                                                 --------------------------------------------------
                                          Unusual Items                   Third Quarter           Year-To-Date
                                   -----------------------------  ---------------------------  --------------------
                                        2000         1999               2000         1999       2000        1999
  -------------------------------  --------------------------------------------------------------------------------
    Tissue - North America             $ 13.3       $ 34.7             $ 205.2      $ 160.3    $ 521.4     $ 535.9
    Tissue - Europe                       -            -                  27.6         50.8       81.1       169.3
    Dixie                                 0.2          0.9                30.2         21.2       86.9        79.1
    Communications Papers and Fiber       0.2          2.1                11.1          3.9       35.6       (18.9)
    Corporate                            10.3          8.3               (19.9)       (22.0)     (57.8)      (62.6)
  -------------------------------  --------------------------------------------------------------------------------
     Total                             $ 24.0       $ 46.0             $ 254.2      $ 214.2    $ 667.2     $ 702.8
  -------------------------------  --------------------------------------------------------------------------------
  -------------------------------  --------------------------------------------------------------------------------

(c) Income from continuing operations before income taxes, extraordinary items, and cumulative effect of a change in accounting principle.


                          CONSOLIDATED BALANCE SHEETS
                             FORT JAMES CORPORATION
      AS OF SEPTEMBER 24, 2000, DECEMBER 26, 1999, AND SEPTEMBER 26, 1999


                                                            September    December   September
(in millions)                                                  2000        1999       1999
---------------------------------------------------------------------------------------------
ASSETS:
Cash and cash equivalents                               $        9.1  $    10.3    $     7.7
Accounts receivable                                            880.9      880.5        965.2
Inventories                                                    784.7      790.4        819.3
Other current assets                                           122.7      147.2        131.8
---------------------------------------------------------------------------------------------
        Total current assets                                 1,797.4    1,828.4      1,924.0
---------------------------------------------------------------------------------------------
Net property, plant and equipment                            4,203.9    4,352.1      4,250.0
Goodwill, net                                                  463.1      528.8        577.0
Other assets                                                   499.1      548.9        525.4
---------------------------------------------------------------------------------------------
        Total assets                                    $    6,963.5  $ 7,258.2    $ 7,276.4
=============================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY:
Accounts payable and accrued liabilities                $    1,121.8  $ 1,187.8    $ 1,310.7
Current portion of long-term debt                               59.6       81.9        236.9
---------------------------------------------------------------------------------------------
        Total current liabilities                            1,181.4    1,269.7      1,547.6
---------------------------------------------------------------------------------------------
Long-term debt                                               3,269.5    3,432.0      2,876.6
Deferred income taxes                                          802.3      748.6        808.7
Accrued postretirement benefits other than pensions            402.1      417.1        418.8
Other long-term liabilities                                    254.4      263.5        273.6
Common shareholders' equity                                  1,053.8    1,127.3      1,351.1
---------------------------------------------------------------------------------------------
        Total liabilities and shareholders' equity      $    6,963.5  $ 7,258.2    $ 7,276.4
=============================================================================================

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             FORT JAMES CORPORATION
       FOR THE NINE MONTHS ENDED SEPTEMBER 24, 2000 AND SEPTEMBER 26, 1999

(in millions)                                                                     2000           1999
------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
        Net income                                                              $ 317.6       $ 518.4
        Depreciation expense                                                      350.6         332.9
        Amortization of goodwill                                                   12.8          14.2
        Deferred income tax provision                                              87.4          52.7
        Restructure and other items                                                10.3         (14.5)
        Loss from discontinued operations, net of taxes                              -            6.4
        Gain on sale of discontinued operations, net of taxes                        -         (232.5)
        Loss on early extinguishment of debt, net of taxes                           -           33.2
        Cumulative effect of a change in accounting
                principle, net of taxes                                              -           22.1
        Change in current assets and liabilities, excluding
                effects of acquisitions and dispositions:
                        Accounts receivable                                       (75.1)       (125.0)
                        Inventories                                               (14.3)        (16.3)
                        Other current assets                                        5.6          (6.1)
                        Accounts payable and accrued liabilities                    3.8         (26.6)
        Other, net                                                                (52.0)        (16.1)
------------------------------------------------------------------------------------------------------

                        Cash provided by operating activities                     646.7         542.8
------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES:
        Expenditures for property, plant and equipment                           (336.9)       (346.5)
        Proceeds from sale of assets                                               93.0           3.9
        Cash paid for acquisitions, net                                              -          (56.7)
        Proceeds from sale of discontinued operations                                -          825.8
        Increase in net assets of discontinued operations                            -          (34.4)
        Other, net                                                                 (1.0)         (1.7)
------------------------------------------------------------------------------------------------------

                        Cash provided by (used for) investing activities         (244.9)        390.4
------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES:
        Additions to long-term debt                                                 4.1         357.3
        Payments of long-term debt                                                (49.8)       (340.5)
        Net decrease in revolving debt                                            (67.6)       (764.9)
        Premiums paid on early extinguishment of debt and debt issuance costs        -          (56.2)
        Common stock dividends paid                                               (94.3)        (98.9)
        Proceeds from exercise of stock options                                     3.6          15.0
        Common stock purchases                                                   (198.9)        (53.6)
        Other, net                                                                 (0.1)         11.0
------------------------------------------------------------------------------------------------------
                        Cash used for financing activities                       (403.0)       (930.8)
------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                   (1.2)          2.4
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                     10.3           5.3
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CASH AND CASH EQUIVALENTS, END OF PERIOD                                          $ 9.1         $ 7.7
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